POLYMET MINING CORP.

POLYMET MINING CORP. 2007
OMNIBUS SHARE COMPENSATION
PLAN

POLYMET MINING CORP.
(the "Company")

POLYMET MINING CORP. 2007 OMNIBUS SHARE COMPENSATION PLAN

1.0                    PURPOSE OF THE PLAN

1.1                    Purpose of this Plan. The purpose of this Plan is to promote the interests and long-term success of the Company by:

(a)

furnishing certain directors, officers, employees or consultants of the Company or its Affiliates, or other Persons as the Compensation Committee may determine, with greater incentive to further develop and promote the business and financial success of the Company;

(b)	furthering the identity of interests of Persons to whom Awards may be granted with those of the shareholders of the Company generally through a proprietary ownership interest in the Company; and

(c)	assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

The Company believes that these purposes may best be effected by granting Awards and affording such Persons an opportunity to acquire a proprietary interest in the Company.

2.0                    DEFINITIONS AND INTERPRETATION

2.1                    Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)	"Affiliate" means any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with another Person;

(b)

"Asset Sale" means the sale or other disposition of all or substantially all of the assets and undertaking of the Company (whether by purchase, exchange, amalgamation, arrangement or other form of consolidation or merger) to or with any Person or Related Group of Persons (collectively, "Acquirors");

(c)	"Associate" means an associate as defined in the Securities Act;

(d)	"Award" means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award granted under the Plan;

(e)	"Award Agreement" means (i) in respect of an Option, an Option Agreement; and (ii) in respect of any other Award, the written agreement, contract or other instrument or document evidencing any Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Compensation Committee;

(f)

"Blackout Period" means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company;

(g)	"Board of Directors" means the board of directors of the Company as constituted from time to time;

(h)	"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

(i)	"Cause" in respect of any Participant means:

	(i)	if "Cause" is defined in an employment agreement between such Participant and the Company, the meaning of "Cause" as provided for in such employment agreement; and

(ii)

if Cause is not so defined, a circumstance that would entitle the Company to terminate the employment or services of such Participant at law without notice or compensation as a result of such termination.

(j)

"Common Shares" means the common shares in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 22 hereof, "Common Shares" thereafter means the shares or other securities or property which such Participant is entitled to purchase after giving effect to such adjustment;

(k)	"Company" means PolyMet Mining Corp. and includes any successor company thereto;

(l)	"Compensation Committee" has the meaning ascribed thereto by Section 4.1;

(m)

"Consultant" means any individual, company or other Person, other than a director, officer or employee, engaged, to provide ongoing valuable services to the Company or any of its Affiliates on a full time or part time basis, or otherwise;

(n)	"Control Change" means either:

	(i)	the occurrence of either:

	(A)	the acquisition, directly or indirectly, by any Acquiror of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such Acquiror, totals for the first time more than 50% of the outstanding common shares of the Company; or

(B)

the individuals who, as of April 1, 2007 are members of the board or directors (the "Board") of the Company cease for any reason to constitute at least a majority of the Board unless the appointment or election of such individuals was approved by Incumbent Directors; or

(ii)	an Asset Sale;

provided however, that a Control Change shall not be deemed to have occurred if such Control Change results solely from the issuance, in connection with a bona fide financing or series of financings by the Company or any of its Affiliates, of voting securities of the Company or any of its Affiliates or any convertible securities;

(o)

"Date of Termination" of any Participant means the date of termination of the Participant's employment, whether by death of the Participant, by the Participant or by the Company or in the case of a Participant who is a Consultant, the date the Participant's contract as a Consultant is terminated before its normal termination date;

(p)	"Effective Date" has the meaning ascribed thereto by Section 3.1 of this Plan;

(q)	"Eligible Person" means a director, officer, employee or Consultant of the Company or any of its Affiliates or a Person otherwise determined by the Compensation Committee to be an Eligible Person;

(r)

"Exercise Price" means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 22.1, "Exercise Price" thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(s)	"Expiry Date" has the meaning ascribed thereto by Section 8.2;

(t)	"Full Value Award" means any Award settled in Common Shares, other than (i) an Option or (ii) a Stock Appreciation Right;

(u)

"Going Private Transaction" means an amalgamation, arrangement, consolidation or other transaction is proposed to be carried out as a consequence of which the interest of some or all of the holders of Common Shares may be terminated, whether pursuant to a statutory right of acquisition or otherwise, without the consent of such holders and without the substitution therefor of an interest of equivalent value in a security of the Company, a successor to the Company or an Affiliate of the Company that carries the right to participate in earnings to an unlimited degree or that by its terms is convertible into or exchangeable for or carries the right to purchase such a security,

(v)

"Incumbent Director" shall mean any member of the Board of Directors, as of April 1, 2007 and any member of the Board of Directors elected after such date, provided that the election or nomination for election of such new member of the Board of Directors was approved by a vote of at least two-thirds of the persons then constituting the Incumbent Directors;

(w)	"Insider" means:

(i)	an insider as defined in the Securities Act; and

(ii)	an Associate or Affiliate of any Person who is an Insider;

(x)	"Legal Representative" has the meaning ascribed thereto by Section 8.6;

(y)	"Market Price" of Common Shares at any relevant date means, at the election of the Compensation Committee:

(i)

the volume weighted average Canadian dollar trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or

(ii)

the volume weighted average United States dollar trading price of the Common Shares on the American Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or

(iii)

the volume weighted closing price per Common Share on any other exchange or trading facilities through which the Company's Common Shares trade or are quoted from time to time for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded;

(z)

"Options" means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof and as evidenced by an Option Agreement and "Option" means any one of them;

(aa)	"Option Agreement" means an agreement in the form of Schedule A evidencing an Option, entered into by and between the Company and an Eligible Person;

(bb)	"Other Stock-Based Award" means any right granted under Article 13;

(cc)

"Outstanding Common Shares" at the time of any issuance of Common Shares or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question, on a non-

diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(dd)	"Participant" means an Eligible Person to whom an Award has been granted under the Plan;

(ee)	"Performance Award" means any right granted under Article 12;

(ff)	"Permitted Assign" means:

	(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, a Participant;

	(ii)	a holding entity of a Participant;

	(iii)	a Registered Retirement Savings Plan ("RRSP) or Registered Retirement Income Fund ("RRIF") of a Participant;

	(iv)	a spouse of a Participant;

	(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, the spouse of a Participant;

	(vi)	a holding entity of the spouse of a Participant; or

	(vii)	an RRSP or a RRIF of the spouse of a Participant;

(gg)

"Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(hh)	"Plan" means the PolyMet Mining Corp. 2007 Omnibus Share Compensation Plan, as the same may from time to time be supplemented or amended and in effect;

(ii)	"Prior Plan" means the Incentive Stock Option Plan; approved by shareholders of the Company on May 28,2004;

(jj)	"Related Group of Persons" means:

	(i)	Persons and any one or more of their respective Associates and Affiliates; and

	(ii)	any two or more Persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(A)	the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Company; or

(B)

the exercise of voting rights attached to the securities of the Company beneficially owned by such Persons, or over which such Persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Company;

(kk)	"Restricted Stock" means any Common Share granted under Article 10;

(ll)	"Restricted Stock Unit" means any unit granted under Article 11 evidencing the right to receive a Common Share (or cash payment equal to the Market Price of a Share) at some future date;

(mm)	"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time;

(nn)	"Stock Appreciation Right" means any right granted under Article 9;

(oo)	"Stock Exchanges" means such stock exchanges or other organized markets on which the Common Shares are listed or posted for trading;

(pp)	"U.S. Internal Revenue Code" means the United States Internal Revenue Code of 1986, as amended from time to time;

(qq)	"U.S. Nonqualified Stock Option" means an Option to purchase Common Shares other than a U.S. Qualified Incentive Stock Option;

(rr)	"U.S. Optionee" means a Participant who is a citizen or a resident of the United States (including its territories, possessions and all areas subject to the jurisdiction);

(ss)

"U.S. Qualified Incentive Stock Option" means an Option to purchase Common Shares with the intention that it qualify as an "incentive stock option" as that term is defined in Section 422 of the U.S. Internal Revenue Code, such intention being evidenced by the resolutions of the Compensation Committee at the time of grant; and

(tt)	"U.S. Securities Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

2.2                    Interpretation. In this Plan, except as otherwise expressly provided:

(a)	"this Plan" means this agreement, including the Schedules, as amended and in effect from time to time;

(b)	any reference in this Plan to a designated "Article", "section" or other subdivision or Schedule is a reference to the designated Article, section or other subdivision of or Schedule to this Plan;

(c)	the recitals hereto are incorporated into and form part of this Plan;

(d)

the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Plan as a whole and not to any particular Article, section or other subdivision of or Schedule to this Plan;

(e)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(f)

words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g)	unless otherwise provided, all amounts are stated and are to be paid in Canadian dollars; a reference to US$ is to an amount stated in and to be paid in United States dollars ; and

(h)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

3.0                    EFFECTIVE DATE OF PLAN

3.1                    Effective Date of this Plan. The effective date (the "Effective Date") of this Plan is June 27, 2007, the date on which this Plan was approved by the shareholders of the Company.

3.2                    Three Year Shareholder Approval. In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed under Section 5.1 of the Plan will require the further approval of the Board of Directors and shareholders of the Company at least once during each three year period that has elapsed from the Effective Date.

4.0                    ADMINISTRATION OF PLAN

4.1                    Administration of Plan. The Board of Directors may at any time appoint a committee of the Board of Directors (the "Compensation Committee") to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, this Plan will be administered by the Board of Directors, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board of Directors). The Board of Directors will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

                   Notwithstanding anything herein to the contrary, and insofar as the Board of Directors determines that it is necessary in order for compensation recognized by Participants pursuant to the Plan to be fully deductible to the Company for federal income tax purposes, each member of the Committee also shall be an "outside director" (as defined in regulations or other guidance issued by the U.S. Internal Revenue Service under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code")).

4.2                    Powers of Compensation Committee. The Compensation Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Compensation Committee are necessary or desirable for the proper administration of this Plan. For greater certainty, without limiting the generality of the foregoing, the Compensation Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges, if applicable:

(a)

to delegate such duties and powers as the Compensation Committee may see fit with respect to this Plan (including, for greater certainty, the powers set out in Sections 4.2(c) through (n) below, pursuant to guidelines approved by the Compensation Committee, and in such event and in respect of those powers so delegated, references herein to the Compensation Committee shall be construed to be a reference to those Persons to whom such powers have been so delegated);

(b)

to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Compensation Committee will be final, binding and conclusive for all purposes;

(c)	to determine Persons who are Eligible Persons;

(d)	to grant Awards to Eligible Persons;

(e)	to determine the type or types of Awards to be granted to each Eligible Person;

(f)	to determine the time or times when Awards will be granted;

(g)	to determine the number of Common Shares covered by each Award (or the then method by which payments or other rights are to be determined in connection with);

(h)

to determine whether, to what extent and under what circumstances Awards may be exercised in cash, Common Shares, other securities, other Awards or other property, or cancelled, forfeited or suspended;

(i)	to enter into an Award Agreement evidencing each Award which will incorporate such terms as the Compensation Committee in its discretion deems consistent with this Plan;

(j)	to prescribe the form of the instruments relating to the grant, exercise and other terms and conditions of an Award;

(k)	to determine the Exercise Price for each Option, subject to Section 8.1;

(l)	to determine the time or times when Options will vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(m)

to determine if the Common Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Option to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, the United States or any other country and if any rights or restrictions exist they will be described in the applicable Option Agreement;

(n)	to determine the expiration date for each Option, subject to Section 8.2;

(o)

to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the Stock Exchanges and all applicable laws;

(p)

to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada, the United States and other countries in which the Company or its Affiliates may operate to ensure the viability and maximization of the benefits from the Awards granted to Participants residing in such countries and to meet the objectives of this Plan; and

(q)	to do all such other matters as provided for herein.

                           Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award shall be within the sole discretion of the Compensation Committee, may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

4.3                    Compensation Committee Governance if U.S. Registrant. If and so long as the Common Shares are registered under Section 12(b) or 12(g) of the U.S. Securities Exchange Act, the Board of Directors will consider in selecting the members of the Compensation Committee, with respect to any Persons subject or likely to become subject to Section 16 of the U.S. Securities Exchange Act, the provisions regarding "nonemployee directors" as contemplated by Rule 16b-3 under the U.S. Securities Exchange Act.

5.0                    COMMON SHARES AVAILABLE FOR AWARDS

5.1                    Common Shares Available. Subject to adjustment as provided in Article 22, the aggregate number of Common Shares that may be issuable pursuant to the Plan shall not at any time exceed the greater of: (i) 10% of the number of issued and outstanding Common Shares at such time and (ii) 18,592,888 Common Shares of which 5,940,000 Common Shares are reserved for issuance as Awards other than Options.

                          Notwithstanding the foregoing, or any other provisions of this Plan to the contrary, the aggregate number of Common Shares available for U.S. Qualified Incentive Stock Options, U.S. Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards shall in no event exceed 25 million Common Shares, subject to adjustment pursuant to Article 22 and subject to the provisions of, in the case of U.S. Qualified Incentive Stock Options, sections 422 and 424 of the U.S. Internal Revenue Code.

5.2                    Accounting for Awards. For purposes of Section 5.1 and subject to Section 5.3, if an Award entitles the holder thereof to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan. Every Common Share subject to an Award that is not a Full Value Award shall be counted against the limit in Section 5.1 as one (1) Common Share.

5.3                    Other Accounting for Awards. Any Common Shares related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under the Plan. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

5.4                    Prior Plan. All option agreements entered into under the Prior Plan shall be governed by the terms of this Plan.

5.5                    Reservation of Shares. The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

5.6                    No Fractional Shares. No fractional Common Shares may be purchased or issued under this Plan.

6.0                    GRANT OF AWARDS

                          Subject to the rules set out below, the Compensation Committee (or in the case of any proposed Participant who is a member of the Compensation Committee, the Board of Directors) may from time to time grant to any Eligible Person one or more Awards as the Compensation Committee deems appropriate. A Participant, who holds any Award at the time of granting an Award, may hold more than one type of Award.

6.1                    Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Award or, other than in the case of Awards of Options, of such other future date as may be specified by the Compensation Committee at the time of such authorization and sets forth the relevant terms of the Award.

6.2                    Number of Common Shares/Maximum Grant. The number of Common Shares that may be purchased under any Award or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares will be determined and fixed by the Compensation Committee at the date of grant, provided that:

(a)

the number of Common Shares reserved for issuance to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares;

(b)

except in the case of Performance Awards that are expressly approved by shareholders of the Company, other than Insiders, the number of Common Shares reserved for issuance to Participants that are independent directors of the Company pursuant to this Plan and all of the Company's other security based compensation arrangements that provide for the issuance by the Company out of its authorized and unissued shares or potential issuance by the Company out of its authorized and unissued shares, including outstanding options under the Prior Plan, shall not, in aggregate, exceed 1% of the total number of Outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an independent director of the Company; and

(c)	except in the case of Performance Awards that are expressly approved by shareholders of the Company, the number of Common Shares:

	(i)	issuable, at any time, to Participants that are Insiders; and

	(ii)	issued to Participants that are Insiders within any one year period;

pursuant to this Plan, or when combined with all of the Company's other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares, including the Prior Plan, shall not, in aggregate, exceed 10% of the total number of Outstanding Common Shares.

                            For the purposes of this Section 6.2, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

6.3                    Award Agreements. Each Award will be evidenced by an Award Agreement which incorporates such terms and conditions as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Award is granted and on behalf of the Company by any member of the Compensation Committee or any officer of the Company or such other Person as the Compensation Committee may designate for such purpose.

7.0                    ELIGIBILITY

                          Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Person shall receive an Award and the terms of any Award, the Compensation Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Company or such other factors as the Compensation Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees), and a U.S. Qualified Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the U.S. Internal Revenue Code or any successor provision (including any Affiliate and "subsidiary corporation that becomes such after the Effective Date").

8.0                    OPTIONS

8.1                    Exercise Price. The Exercise Price per Common Share under each Option shall be not less than the Market Price of the Common Shares at the time of grant, expressed in terms of money.

8.2                    Term of Options. Subject to Section 8.3, each Option will expire (the "Expiry Date") on the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

if a Participant resigns from his or her employment (other than in the circumstances described in (c)), or a Participant's contract as a Consultant terminates at its normal termination date, then only the portion of the Option that is exercisable at the date of resignation or termination may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 30 days after the date of resignation or termination and (ii) the Expiry Date, after which period the Option will expire;

(c)

if a Participant's employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant's contract as a Consultant is terminated by the Company or an Affiliate of the

Company before its normal termination date without Cause, then the Option, to the extent then exercisable, will continue to be exercisable by the Participant pursuant to section 8.2(c) after the Date of Termination and any exercise of the Option must be during the period ending on the earlier of (i) 180 days after the Date of Termination and (ii) the Expiry Date, after which period the Option will expire;

(d)

if a Participant's employment is terminated by the Company or an Affiliate of the Company for Cause, or a Participant's contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company as an alternative to being terminated for Cause, then the Option will expire on the eighth (8th) day following the Date of Termination;

(e)

if a Participant's contract as a Consultant is frustrated before its normal termination date due to permanent disability, then only the portion of the Option that is exercisable at the date of frustration may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 180 days after the date of frustration and (ii) the Expiry Date, after which period the Option will expire;

(f)

if a Participant's employment ceases due to permanent disability, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date;

(g)

if a Participant retires upon attaining the mandatory or early retirement age established by the Company or an Affiliate of the Company from time to time, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date; and

(h)

if a Participant dies, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) after the death of the Participant, any exercise of the Option must be effected by a legal representative of the Participant's estate or by a person who acquires the Participant's rights under the Option by bequest or inheritance and any such exercise must be during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date, after which period the Option will expire;

subject to the right of:

(i)	the Compensation Committee to, set, at the time the Award is granted, shorter or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant; and

(j)

the Board to, after the time the Award is granted, set shorter (with the consent of the Participant) or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant or group of Participants.

8.3                    Blackout Extension. Where the Expiry Date for an Option occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such Blackout Period.

8.4                    Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Compensation Committee may impose such limitations or conditions on the exercise or vesting of any Option as the Compensation Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period as may be specified by the Compensation Committee and which number of Common Shares for which such Option may be exercised in any period will be specified in the Option Agreement with respect to such Option.

8.5                    Vesting on Control Change or Termination of Employment without Cause. If a Control Change occurs, or a Participant's employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant's contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date without Cause, then all unvested Options will vest on the date of such Control Change or the date of such notice of such termination, specifically without regard to any period of reasonable notice or salary continuation.

8.6                    Exercise of Options. Each Option Agreement will provide that the Option granted thereunder may be exercised only by notice ("Notice of Exercise") delivered to the Company in the form of Schedule B and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the "Legal Representative"), of the Participant, and accompanied by full payment for the Common Shares being purchased. Such consideration may be paid in any combination of the following:

(a)	bank draft, certified cheque or wire transfer; or

(b)	such other consideration as the Compensation Committee may permit consistent with applicable laws.

                          As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Participant or the Legal Representative of the Participant.

8.7                    Cashless Exercise. A Participant may elect "cashless" exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case the Participant will not be required to deliver to the Corporation the bank draft, certified cheque or wire transfer referred to in Section 8.6(a) . Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant;

(a)

the Participant will instruct a broker selected by the Participant to sell through an Exchange the Common Shares issuable on exercise of an Option as soon as possible and at the applicable bid price for the Common Shares;

(b)

on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to the Company or the Exercise Price for such Common Shares; and

(c)	the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

8.8                    Alternative Exercise. With the approval of the Compensation Committee, a Participant may, rather than exercise an Option which the Participant is entitled to exercise under the Plan, elect to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive the number of Common Shares, disregarding fractions, which, when multiplied by the Market Price of the Common Shares to which the surrendered Option relate, have a value equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. A Participant may also elect, subject to the approval of the Compensation Committee, to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive cash equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. For the purpose of determining the aggregate number of Common Shares that may be subject to Awards granted pursuant to the Plan, the number of Common Shares in respect of Options that are surrendered shall be considered as if such Options had been exercised, and such Options may not be reissued.

8.9                    Maximum Grant in a Calendar Year. Notwithstanding anything contained herein to the contrary but subject to Section 6.2, the aggregate number of Common Shares to which Options may be granted in any calendar year to any one Participant shall not exceed 1.5 million Common Shares.

9.0                    STOCK APPRECIATION RIGHTS

                          The Compensation Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Plan.

9.1                    Exercise of Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall confer on the holder upon exercise of the Stock Appreciation Right the right to receive, as determined by the Compensation Committee, cash equal to the excess of: (i) the Market Price of one Common Share on the date of exercise, and; (ii) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price shall not be less than 100% of the Market Price of one Common Share on the date of grant of the Stock

Appreciation Right, or a fraction of a Common Share having a value (based on the Market Price of a Common Share on the date of exercise) equal to the excess of the amount in subclause (i) and the amount in subclause(ii) above. Subject to the terms of the Plan, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions (including conditions or restrictions on the exercise thereof) of any Stock Appreciation Right shall be as determined by the Compensation Committee.

9.2                    Term of Stock Appreciation Rights. Subject to Section 9.3, each Stock Appreciation Right will have a similar Expiry Date as for Options, being the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Award Agreement pursuant to which such Stock Appreciation Right is granted, provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

in the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the date which is 180 days following the Date of Termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant's directorship, active employment or active engagement, as applicable, with the Company or its Affiliates, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date;

(c)

in the event of the termination of the Participant as a director, officer, employee or Consultant of the Company or its Affiliates for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(d)

in the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant of the Company or its Affiliates, shall be the date on which active employment or engagement, as applicable, with the Company or its Affiliates terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (ii) the date on which the Stock Appreciation Right, but for this Section 9.2(d), would have expired pursuant to Section 9.2(b); the date which is one year after the date of death of such Participant or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date.

9.3                    Blackout Extension. Where the Expiry Date for a Stock Appreciation Right occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Stock Appreciation Right shall be extended to the date which is ten business days following the end of such Blackout Period.

10.0                 RESTRICTED STOCK

                         The Compensation Committee is hereby authorized to grant Restricted Stock to an Eligible Person with the following terms and conditions and with such additional terms and conditions not inconsistent with the provision of the Plan as the Compensation Committee shall determine.

10.1                Restriction. Common Shares of Restricted Stock shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee may deem appropriate.

10.2                 Stock Certificates. Any Restricted Stock granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock. Upon the issuance of the share certificate or share certificates for the Restricted Stock, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of Restricted Stock shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder.

10.3                 Forfeiture. Except as otherwise determined by the Compensation Committee, upon a Participant's termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock.

10.4                 For Canadian Residents. Participants employed in Canada are not eligible to receive a grant of Restricted Stock pursuant to this Article 10 of this Plan.

11.0                 RESTRICTED STOCK UNIT AWARDS

                         The Compensation Committee is hereby authorized to grant Restricted Stock Unit Awards to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or cash payment equal to the Market Price of a Common Share) at some future date.

11.1                 Restrictions. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award Agreement containing such terms and conditions, not inconsistent with the provisions of the Plan, as the Compensation Committee shall determine.

11.2                 Stock Certificates. Any Restricted Stock Unit granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the

Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock Unit. Upon the issuance of the share certificate or share certificates for the Restricted Stock Unit, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of the Restricted Stock Unit shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder

11.3                 Forfeiture. Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant's termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

11.4                 For Canadian Residents. Restricted Stock Unit Awards shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its sole discretion, so elects.

12.0                 PERFORMANCE AWARDS

                         The Compensation Committee is hereby authorized to grant Performance Awards to an Eligible Person subject to the terms of the Plan. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award shall be determined by the Compensation Committee.

13.0                 OTHER STOCK-BASED AWARDS

13.1                 Grant of Stock-Based Awards. The Compensation Committee is hereby authorized to grant to an Eligible Person, subject to the terms of the Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Plan. Common Shares or other securities delivered pursuant to a purchase right granted under this Article 13 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), as the Compensation Committee shall determine, the value of which consideration, as established by the Compensation Committee, shall not be less than 100% of the Market Price of such Common Shares or other securities as of the date such purchase right is granted.

13.2                 Income Tax. With respect to any other Award granted to a Participant employed in Canada, the Compensation Committee shall have the right, but not the obligation, to take account of Canadian income tax considerations in determining the terms and conditions of the Award or any other amendment thereto.

14.0                 GENERAL TERMS OF AWARDS

14.1                 Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Compensation Committee and required by applicable law.

14.2                 Awards May Be Granted Separately or Together. Awards may, in the discretion of the Compensation Committee, be granted either alone or in addition to, in tandem with any other Award or any award granted under any plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

14.3                 Forms of Payment under Awards. Subject to the terms of the Plan, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Compensation Committee shall determine (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Compensation Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments.

14.4                 Restrictions, Securities Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the Plan, applicable United States federal or state, Canadian provincial, or foreign securities laws and regulatory requirements, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions. If the Common Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

15.0                 CHANGE IN STATUS

                          A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

16.0                 NON-TRANSFERABILITY OF AWARDS

                          Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign. The Award Agreement will also provide that the Award granted thereunder may only be exercised by the Participant or a Permitted Assign or in the event of:

(a)	the death of the Participant or a Permitted Assign; or

(b)

the appointment of a committee or duly appointed attorney of the Participant or a Permitted Assign on the grounds that the Participant or a Permitted Assign is incapable, by reason of physical or mental infirmity, of managing their affairs;

the Participant's or a Permitted Assign's Legal Representative.

17.0                 REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

17.1                 Representations and Covenants. Each Award Agreement will be deemed to contain representations and covenants of the Participant that:

(a)	the Participant is a director, officer, employee, or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with the Company or its Affiliates;

(c)

the Participant is aware that the grant of the Award and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

(d)

upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the Person is, or the Participant was, a director, officer, employee or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Company or its Affiliates, and that such Person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Award; and

(e)

if the Participant or the Legal Representative of the Participant exercises the Option, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

17.2                 Provisions Relating to Common Share Issuances under an Option Agreement. Each Option Agreement will contain such provisions as in the opinion of the Compensation Committee are required to ensure that no Common Shares are issued on the exercise of an Option unless the Compensation Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges. In particular, if required by any regulatory authority to which the Company is subject, including the Stock Exchanges, an Option Agreement may provide that shareholder approval to the grant of an Option must be obtained prior to the exercise of the Option or to the amendment of the Option Agreement.

18.0                 U.S. QUALIFIED INCENTIVE STOCK OPTION PROVISIONS

                          To the extent required by Section 422 of the U.S. Internal Revenue Code, U.S. Qualified Incentive Stock Options shall be subject to the following additional terms and conditions and if there is any conflict between the terms of this Article and other provisions under this Plan, the provisions under this Article shall prevail:

18.1                 Eligible Employees. All classes of employees of the Company or one of its parent companies or subsidiary companies may be granted U.S. Qualified Incentive Stock Options. U.S. Qualified Incentive Stock Options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees or directors of the Company or one of its parent companies or subsidiary companies (provided, for purposes of this Article 18 only, such directors are then also employees of the Company or one of its parent companies or subsidiary companies). For purposes of this Article 18, "parent company" and "subsidiary company" shall have the meanings attributed to those terms for the purposes of Section 422 of the U.S. Internal Revenue Code. Any director of the Company who is a U.S. Optionee shall be ineligible to vote upon the granting of such Option; and for greater certainty, Consultants of the Company or one of its parents or subsidiary companies may not be granted U.S. Qualified Incentive Stock Options.

18.2                 Dollar Limitation. To the extent the aggregate fair market value (determined as of the grant date) of Common Shares with respect to which U.S. Qualified Incentive Stock Options are exercisable for the first time by a U.S. Optionee during any calendar year (under this Plan and all other stock option plans of the Company and any parent or subsidiary companies) exceeds U.S. $100,000, such portion in excess of U.S. $100,000 shall be treated as a U.S. Nonqualified Stock Option. In the event the U.S. Optionee holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

18.3                 Term of U.S. Qualified Incentive Stock Options; No Issuance of U.S. Qualified Incentive Stock Options More than 10 Years after Plan Adopted. Consistent with Section 8.2 pertaining to the maximum term of Options, a U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date on which the U.S. Qualified Incentive Stock Option was granted. No U.S. Qualified Incentive Stock Option may be granted more than 10 years after the earlier of (a) the date on which this Plan is adopted by the Board of Directors; or (b) the date on which this Plan is approved by the shareholders of the Company.

18.4                 10% Shareholders. If any U.S. Optionee to whom a U.S. Qualified Incentive Stock Option is to be granted under this Plan at the time of the grant of such U.S. Qualified Incentive Stock Option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company and any parent or subsidiary companies, then the following special provisions shall be applicable to the U.S. Qualified Incentive Stock Option granted to such individual:

(a)

the Exercise Price (per Common Share) subject to such U.S. Qualified Incentive Stock Option shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(b)	for the purposes of this Article 18 only, the option exercise period shall not exceed five (5) years from the date of grant.

The determination of ten percent (10%) ownership shall be made in accordance with Section 422 of the U.S. Internal Revenue Code.

18.5                 Exercisability. To qualify for U.S. Qualified Incentive Stock Option tax treatment, an Option designated as a U.S. Qualified Incentive Stock Option must be exercised within three months after termination of employment for reasons other than death or total disability, except that, in the case of termination of employment due to death or total disability, such Option must be exercised within one year after such termination. Employment shall not be deemed to continue beyond the first three months of a leave of absence unless the U.S. Optionee's reemployment rights are guaranteed by statute or contract. For purposes of this Section 18.5, "total disability" shall mean a mental or physical impairment of the U.S. Optionee which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the U.S. Optionee to be unable, to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Compensation Committee.

18.6                 Taxation of U.S. Qualified Incentive Stock Options. In order to obtain certain tax benefits afforded to U.S. Qualified Incentive Stock Options under Section 422 of the U.S. Internal Revenue Code, the U.S. Optionee must hold the Common Shares issued upon the exercise of a U.S. Qualified Incentive Stock Option for two years after the date of grant of the U.S. Qualified Incentive Stock Option and one year from the date of exercise. A U.S. Optionee may be subject to U.S. alternative minimum tax at the time of exercise of a U.S. Qualified Incentive Stock Option. The Compensation Committee may require a U.S. Optionee to give the Company prompt notice of any disposition of shares acquired by the exercise of a U.S. Qualified Incentive Stock Option prior to the expiration of such holding periods.

18.7                 Non-Transferability of U.S. Qualified Incentive Stock Options. No U.S. Qualified Incentive Stock Option granted under this Plan may be assigned or transferred by the U.S. Optionee other than by will or by the laws of descent and distribution, and during the U.S. Optionee's lifetime, such U.S. Qualified Incentive Stock Option may be exercised only by the U.S. Optionee.

18.8                 Exercise Price. Notwithstanding Section 8.1, no U.S. Qualified Incentive Stock Option granted under the Plan shall have an Exercise Price less than the fair market value of the underlying Common Shares at the date of grant of such Option, as determined at such time in good faith by the Board or Directors or the Compensation Committee, as the case may be. For purposes of this Section 18.8, unless otherwise determined by the Board, fair market value shall mean the closing price of one Common Share as reported on the American Stock Exchange, or such other market on which the Common Shares are listed or posted for trading, on the date of grant of such Option.

18.9                 Approval by Shareholders. No U.S. Qualified Incentive Stock Option granted to a U.S. Optionee under this Plan shall become exercisable unless and until this Plan shall have been approved by the shareholders of the Company within 12 months of adoption by the Board of Directors of the Company.

19.0                 WITHHOLDING TAX

                          The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting or exercise of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding the foregoing, the Company will have the right to withhold from any Award or any Common Shares issuable pursuant to an Award or from any cash amounts otherwise due or to become due from the Company to the Participant, an amount equal to any such taxes.

20.0                 CONDITIONS

                           Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option or the granting of any Award will be subject to, if applicable:

(a)	completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; or

(c)	change or modify any Award to U.S. Optionees that would result in a violation of Section 409A of the U.S. Internal Revenue Code.

21.0                 SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

21.1                 Suspension, Amendment or Termination of Plan. The Compensation Committee will have the right at any time to suspend or terminate this Plan and, subject to Section 21.2, may:

(a)	with the prior approval of shareholders of the Company by ordinary resolution make any amendment to any Award Agreement or the Plan, including any amendment that would:

	(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Plan as set out in Section 5.1;

(ii)

reduce the Exercise Price per Common Share under any Option or Stock Appreciation Right or cancel any Option or Stock Appreciation Right and replace such Option or Stock Appreciation Right with a lower Exercise Price per Common Share under such replacement Option or Stock Appreciation Right;

	(iii)	extend the term of an Award beyond its original expiry time;

	(iv)	increase the limit on participation by independent directors; or

	(v)	permit an Award to be transferable or assignable to any Person other than in accordance with Articles 16 or Article 22;

(b)	without the prior approval of shareholders of the Company make the following amendments to any Award Agreement or the Plan:

	(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

	(ii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges;

	(iii)	amendments to any vesting provisions of an Option;

(iv)	amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award; and

(v)

amendments to implement or modify a cashless exercise feature for Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Award Agreement.

21.2                 Limitations. In exercising its rights pursuant to Section 21.1, the Compensation Committee will not have the right to:

(a)

affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (i) with the consent of such Participant; (ii) as permitted pursuant to Article 22; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges); or

(b)

change or adjust any outstanding U.S. Qualified Incentive Stock Option without the consent of the Participant if such change or adjustment would constitute a "modification" that would cause such U.S. Qualified Incentive Stock Option to fail to continue to qualify as a U.S. Qualified Incentive Stock Option.

21.3                 Powers of Compensation Committee Survive Termination. The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Awards and Options have been exercised in full or have otherwise expired.

22.0                 ADJUSTMENTS

22.1                 Adjustments. Adjustments will be made to (i) the Exercise Price of an Option, (ii) the number of Common Shares delivered to a Participant upon exercise of an Option and/or (iii) the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)

upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of

Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)

upon (i) a capital reorganization, reclassification or change of the Common Shares, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person or Company or (iii) a sale, lease or exchange of all or substantially all of the property of the Company, the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as results from such event;

(c)

upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

(d)

upon the occurrence of an event described in (a) or (b) above, the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be adjusted accordingly;

(e)

adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be rounded down to the nearest whole Common Share; and

(f)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative

                         Appropriate adjustments that are similar to the foregoing will be made in respect of Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit Awards, Performance Awards and other stock based awards referred to in Section 13.1 in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

22.2                 Control Change – Actions by Compensation Committee. Subject to the approval of the Toronto Stock Exchange and any other applicable regulatory authority, in the event of a Control Change or a transaction or a proposed transaction which, in the opinion of the Compensation Committee could, if completed in accordance with its terms result in a Control Change:

(a)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter shall be made the subject of Awards;

(b)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Awards;

(c)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the purchase price or exercise price with respect to any Award; provided, however, that the number of Common Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the manner in which all unexercised option rights and other Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise or payment of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;

(e)

the Compensation Committee or any Person which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the Control Change becoming effective may offer any Participant the opportunity to obtain a new or replacement option or Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the Exercise Price or Award (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Option may be exercised or the Award paid and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Common Shares or Award and such Option or Award shall be deemed to have lapsed and be cancelled; and

(f)

the Compensation Committee may commute for or into any other security or any other property or cash, any Option that is still capable of being exercised or other Award, upon giving to the Participant to whom such Option has been granted at least 30 days written notice of its intention to commute such Option, and during such period of notice, the Option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled.

Subsections (a) through (f) of this Section 22.2 may be utilized independently of, successively with, or in combination with each other and Section 22.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Awards in any other manner. All determinations by the Compensation Committee under this Article 22 will be final, binding and conclusive for all purposes.

22.3                 Control Change – Exercise to Participate in Transaction. On the occurrence of a Control Change, notwithstanding section 22.2, a Participant may exercise the Option, notwithstanding the time or times specified in such Option Agreement for the exercise of the Option granted thereunder, as to any of the Common Shares in respect of which the Option has not been exercised, and

(a)	If a "take-over bid" (within the meaning of applicable securities legislation) made by any person for the voting securities of the Company would, if successful, result in a Control Change, then:

	(i)	the Company will promptly notify the Participant of the take-over bid and the rights of the Participant under this section;

(ii)

the Participant may exercise the Option, notwithstanding section 4.4(a), as to any of the Common Shares in respect of which the Option has not been exercised, during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date; and

	(iii)	exercise of the Option shall only be for the purpose of depositing the Optioned Shares pursuant to the take-over bid; and

(b)

in any other case, only for the purpose of participating in such transaction provided that the Compensation Committee may take such steps and require such documentation from the Participant which in its opinion are necessary to ensure that such Common Shares that are issued upon the exercise of the Option are purchased only for the purpose of participating in such transaction.

provided that if such Control Change does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option respecting such Common Shares shall be deemed not to have been exercised, the Common Shares shall be deemed not to have been issued and the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

22.4                 Going Private Transaction. In the event of a Going Private Transaction, the Company may terminate the Awards at the time of and subject to the completion of such Going Private Transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such Going Private Transaction an amount equal to the fair value of such Award as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for such purpose (for such purpose the Participant will be deemed to be entitled to exercise their rights as to the purchase of all of the Common Shares then covered by such Award notwithstanding any restrictions which may be specified in the Option Agreement for the exercise of the Award) and, absent manifest error, the determination of such investment dealer will be conclusive and binding on the Participant and the Company.

22.5                 Cancellation. The Compensation Committee may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per share of capital stock received or to be received by other shareholders of the Company in such event, provided that if and to the extent required by U.S. Internal Revenue Code Section 409A and applicable guidance thereunder this sentence shall not apply to any award that is subject to U.S. internal Revenue Code Section 409A if the cancellation would result in a violation of Section 409A.

22.6                 No Limitation. The grant of any Awards under this Plan will in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

22.7                 No Fractional Shares. No adjustment or substitution provided for in this Article 22 will require the Company to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

23.0                 MITIGATION OF EXCISE TAX

                        Parachute Payments. If any payment or right accruing to a Participant under this Plan (without the application of this Article 23), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate ("Total Payments"), would constitute a "parachute payment" (as defined in Section 280G of the Code and regulations thereunder) such payment or right shall be reduced, either under this Plan or under any other agreement providing for such other payments or rights, to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Company. The Participant shall cooperate in good faith with the Company in making such determination and providing any necessary information for this purpose.

24.0                 GENERAL

24.1                 No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

24.2                 No Effect on Employment. Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates or affect in any way the right of the Company or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

24.3                 No Fettering of Directors' Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

24.4                 Applicable Law. The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

24.5                 Interpretation. References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

The foregoing Plan was adopted by the directors of the Company on the 25th day of May, 2007 and confirmed by the shareholders of the Corporation on the 27th day of June, 2007.

POLYMENT MINING CORP.

Per:	"William Murray"
Name: William B Murray
Title: President & CEO

SCHEDULE A - FORM OF OPTION AGREEMENT

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between PolyMet Mining Corp. (the "Company") and the Participant named below pursuant to the PolyMet 2007 Omnibus Share Compensation Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on •, 200• (the "Grant Date");

2.	• (the "Participant");

3.	was granted an option (the "Option") to purchase • Common Shares (the "Optioned Shares") of the Company, exercisable from time to time as to:

•; and

•; [NOTE: or other exercise criteria, as appropriate.]

4.	at a price (the "Exercise Price") of $• per Common Share; and

5.	for a term expiring at 5:00 p.m., Vancouver time, on • , 201• (the "Expiry Date");

on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant acknowledges that he or she has read and understands the terms of the Plan and accepts the Option in accordance with the terms of the Plan.

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of • , 200•.

PolyMet Mining Corp.

By: __________________________________

By: __________________________________

By the Participant

_____________________________________
Name of Participant

______________________________________
Signature of Participant

SCHEDULE B - FORM OF NOTICE OF EXERCISE

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
NOTICE OF EXERCISE

TO:     PolyMet Mining Corp.

Attention: The Corporate Secretary

Reference is made to the Option Agreement made as of •, 200•, between PolyMet Mining Corp. (the "Company") and the Participant named below. The Participant hereby exercises the Option to purchase Common Shares of the Company as follows:

Number of Optioned Shares for which Option being exercised:

Exercise Price per Common Share:	$

Total Exercise Price:	$

Check here for exercise of the Option if a cheque (which need not be a certified cheque) or bank draft is tendered with this Notice of Exercise:

Address of Participant as it is to appear on the register of Common Shares of the
Company and to which a certificate representing the Common Shares being purchased is to be delivered

Dated •, 200•.

____________________________________
Name of Participant

____________________________________
Signature of Participant

A Participant may elect a "cashless" exercise in accordance with the term of the Option Agreement. If the Participant elects a "cashless" exercise, the Participant must make advance arrangements with the Company by contacting the Corporate Secretary of the Company and carrying our the terms of those arrangements.